UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 7, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VOXX International Corporation

File No. 5-38581 – CTR#8160

VOXX International Corporation ("VOXX") submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from certain Exhibits to a Schedule 13E-3 filed on January 27, 2025.

Based on representations by VOXX that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(ii)
Exhibit (c)(iii)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance